UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Nortek, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

656559309

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 656559309

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gates Capital Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,976,178 shares of Common Stock (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,976,178 shares of Common Stock (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,976,178 shares of Common Stock (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 13.1% (See Item 4)

12.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 656559309

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gates Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,976,178 shares of Common Stock (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,978,178 shares of Common Stock (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,978,178 shares of Common Stock (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 13.1% (See Item 4)

12.	Type of Reporting Person (See Instructions) PN, HC

CUSIP No. 656559309

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ECF Value Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,976,178 shares of Common Stock (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,976,178 shares of Common Stock (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,976,178 shares of Common Stock (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 13.1% (See Item 4)

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 656559309

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ECF Value Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,976,178 shares of Common Stock (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,976,178 shares of Common Stock (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,976,178 shares of Common Stock (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 13.1% (See Item 4)

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 656559309

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ECF Value Fund International, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,976,178 shares of Common Stock (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,976,178 shares of Common Stock (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,976,178 shares of Common Stock (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 13.1% (See Item 4)

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 656559309

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,976,178 shares of Common Stock (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,976,178 shares of Common Stock (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,976,178 shares of Common Stock (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) Approximately 13.1% (See Item 4)

12.	Type of Reporting Person (See Instructions) IN; HC

Item 1.
(a)	Name of Issuer Nortek, Inc.
(b)	Address of Issuer’s Principal Executive Offices 50 Kennedy Plaza, Providence, RI 02903

Item 2.
(a)	Name of Person Filing
(b)	Address of Principal Business Office or, if none, Residence
(c)

Citizenship

Gates Capital Management, Inc.

1177 Ave. of the Americas, 32nd Floor

New York, New York 10036

Delaware corporation

Gates Capital Partners, L.P.

1177 Ave. of the Americas, 32nd Floor

New York, New York 10036

Delaware limited partnership

ECF Value Fund, L.P.

c/o Gates Capital Management, Inc.

1177 Ave. of the Americas, 32nd Floor

New York, New York 10036

Delaware limited partnership

ECF Value Fund II, L.P.

c/o Gates Capital Management, Inc.

1177 Ave. of the Americas, 32nd Floor

New York, New York 10036

Delaware limited partnership

ECF Value Fund International, Ltd.

c/o Harneys Westwood & Riegels

Craigmuir Chambers

P.O. Box 71

Road Town, Tortola

British Virgin Islands

British Virgin Islands company

Jeffrey L. Gates c/o Gates Capital Management, Inc. 1177 Ave. of the Americas, 32nd Floor New York, New York 10036 United States citizen
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 656559309

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Gates Capital Management, Inc.
Gates Capital Partners, L.P.
ECF Value Fund, L.P.
ECF Value Fund II, L.P.
ECF Value Fund International, Ltd.
Jeffrey L. Gates

Gates Capital Management, Inc., Gates Capital Partners, L.P., ECF Value Fund, L.P., ECF Value Fund II, L.P., ECF Value Fund International, Ltd. and Jeffrey L. Gates (the “Reporting Persons”) holds 1,880,038 shares of Nortek, Inc. common stock and 96,140 shares of common stock issuable upon the exercise of warrants which represents approximately 13.1% of Nortek, Inc. outstanding common stock, based on the 15,128,489 common stock disclosed as outstanding on the issuer’s Form 10-Q as of November 11, 2011.

	(a)	Amount beneficially owned: 1,976,178 shares of Common Stock (See Item 4)
	(b)	Percent of class: Approximately 13.1% (See Item 4)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 1,976,178 shares of Common Stock (See Item 4)
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 1,976,178 shares of Common Stock (See Item 4)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
NA

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
NA

Item 8.	Identification and Classification of Members of the Group
NA

Item 9.	Notice of Dissolution of Group
NA

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

GATES CAPITAL MANAGEMENT, INC.		GATES CAPITAL PARTNERS, L.P.
		By:	Gates Capital Management, Inc.
By:	/s/ Jeffrey L. Gates		Its Investment Manager
Jeffrey L. Gates, President
		By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates, President

ECF VALUE FUND, L.P.		ECF VALUE FUND II, L.P.
By:	Gates Capital Partners, L.P.	By:	Gates Capital Partners, L.P.
	Its General Partner		Its General Partner
By:	Gates Capital Management, Inc.	By:	Gates Capital Management, Inc.
	Its Investment Manager		Its Investment Manager

By:	/s/ Jeffrey L. Gates	By:	/s/ Jeffrey L. Gates
	Jeffrey L. Gates, President		Jeffrey L. Gates, President

ECF VALUE FUND INTERNATIONAL, LTD.		JEFFREY L. GATES
By:	Gates Capital Management, Inc.
	Its Investment Manager	By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates
By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates, President